
Mail Stop 3561

November 7, 2017

Jude Beres
Chief Financial Officer
Universal Logistics Holdings, Inc.
12755 E. Nine Mile Road
Warren, MI 48089

> **Re: Universal Logistics Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 15, 2017**
> **Form 10-Q for the Quarter Ended July 1, 2017**
> **Filed August 10, 2017**
> **Form 8-K furnished October 19, 2017**
> **File No. 000-51142**

Dear Mr. Beres:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Item 6. Selected Financial Data, page 18

1. We note that within your table of selected financial data, you disclose the non-GAAP measures EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Operating Income and Adjusted Operating Income margin.   However, we note that your disclosure in footnote (2) only references Adjusted EBITDA and Adjusted Income from Operations as non-GAAP measures. Please note that EBITDA is also a non-GAAP financial measure and should be referenced as such and included in your disclosure about non-GAAP financial measures including the usefulness of the measure to investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table of Contractual Obligations, page 29

2. We note that your disclosure of long term debt in the table of contractual obligations includes interest on your fixed rate Equipment Financing but not interest on variable rate debt. Please revise to disclose the estimated cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary. Please refer to footnote 46 in SEC Interpretive Release 33-8350.

Form 10-Q for the Quarter Ended July 1, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

3. We note your disclosure at the bottom of page 18 that for the thirteen weeks ended July 1, 2017 your logistics segment's revenues increased $22.6 million while income from operations decreased $13.1 million compared to the same period last year. However, you do not discuss the reasons for this change in income from operations by segment. Please revise to discuss the results of operations in income from operations by segment, including any significant income statement line items and the reasons underlying material changes.

Form 8-K furnished October 19, 2017

4. We note your disclosure that on October 16, 2017 a jury in state court in Cook County, Illinois rendered a verdict of $54.2 million against Universal Am-Can, Ltd. ("UACL") in the matter of Denton v. UACL, et al. You also disclose that based on knowledge of the facts and the analysis of outside counsel in advance of trial, you had estimated your liability for this matter at that time at $2.6 million, net of the $1.0 million insurance coverage. Please explain to us why you did not disclose the details of this litigation and potential loss contingency in the notes to the financial statements in your Form 10-K for the year ended December 31, 2016 or Form 10-Q for the quarter ended July 1, 2017 under the guidance in ASC 450-20-50. Please note that this guidance requires disclosure of any contingency where there is at least a reasonable possibility that a loss or additional loss may have been incurred. Please advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-6604 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure